[Clifford Chance US LLP Letterhead]

David W. Bernstein Partner

DIRECT TEL +1 212 878 8342 david.bernstein@cliffordchance.com

January 21, 2005

Pamela A. Long
Assistant Director
Securities and Exchange Commission
Washington, D.C. 20549-0404

Re:	Lennar Corporation Form S-4 – File Nos. 333-121130 and 333-121132

Dear Ms. Long:

We are writing this letter on behalf of Lennar Corporation to describe the responses to the comments contained in your letter dated December 17, 2004 to Michael Francis that are reflected in Amendment No. 1 to each of Registration Statement File Nos. 333-121130 and 333-121132.

The responses to the comments in your letter dated December 17, 2004, keyed to that letter, are as follows:

Prospectus Cover Page

1.	Please include disclosure on the cover page of each registration statement to reflect that the guarantees are also being registered and that payments on the notes will be unconditionally guaranteed on a joint and several basis by your existing and future domestic subsidiaries.

Response: A paragraph has been added to the cover page of the prospectus in each of the registration statements that includes the statement that all Lennar’s subsidiaries, other than its finance company subsidiaries and its foreign subsidiaries, unconditionally guarantee the Notes on a joint and several basis, although the guarantees may be suspended under limited conditions. The paragraph also includes a statement that the registration statement, of which the prospectus forms a part, registers the guarantees as well as the Notes.

Exhibit 5.1 – Legal Opinion

2.	Please revise each legal opinion to include the guarantees.

Response: A revised opinion that includes the guarantees is filed as Exhibit 5.1 to each of the registration statements.

Pamela A. Long January 21, 2005	Page 2

If you would like to discuss anything said above, please call me at 212-878-8342 or call Kathleen Werner at 212-878-8526.

Very truly yours,

/s/ David W. Bernstein

David W. Bernstein

cc: Lesli Sheppard